U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               FORM 12b-25

                       NOTIFICATION OF LATE FILING

                                        SEC File Number: 0-827
                                        Cusip Number:
		 (Check One):

        [XX] Form 10-K and Form 10-KSB          [  ] Form 20-F
        [  ] Form 11-K                          [XX] Form 10-Q and Form 10-QSB
        [  ] Form N-SAR

             For Period Ended: December 31, 1998

             [  ] Transition Report on Form 10-K
             [  ] Transition Report on Form 20-F
             [  ] Transition Report on Form 11-K
             [  ] Transition Report on Form 10-Q
             [  ] Transition Report on Form N-SAR
             For the Transition Period Ended:_________________

        Read attached Instruction Sheet Before Preparing Form.
        Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
        ___________________________________

        Part I - Registrant Information

        Empire State Building Associates
        Full Name of Registrant

        _____________________________
        (Former Name if Applicable)

        60 East 42nd Street
        Address of Principal Executive Office
        (Street and Number)

        New York, New York 10165
        City, State and Zip Code


        Part II - Rules 12b-25(b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
            [ effort or expense;
            [
            [ (b) The subject annual report, semi-annual report, [ transition report on Form 10-K, Form 20-F, 11-K or Form
            [ N-SAR, or portion thereof will be filed on or before the
        [X] [ fifteenth calendar day following the prescribed due date; or
            [ the subject quarterly report or transition report on Form
            [ 10-Q, or portion thereof will be filed on or before the [ fifth calendar day following the prescribed due date; and [
            [ (c) The accountant's statement or other exhibit required by
              Rule 12b-25(c) has been attached if applicable.

        Part III - Narrative

        State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.


            We are awaiting certain financial information regarding
        Registrant.


        Part IV - Other Information

        (1) Name and telephone number of person to contact in regard to this notification

            Mark Labell, Esq.                        (212) 850-2677
               (Name)                  (Area Code)(Telephone Number)

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                              [XX] Yes        [  ] No




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        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [  ] Yes        [XX] No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Empire State Building Associates
                (Name of Registrant as specified in charter)


            has caused this Notification to be signed on its behalf by the undersigned thereunto duly authorized Attorney-in-Fact for Registrant and each of the Partners in Registrant, pursuant to a Power of Attorney, dated August 6, 1996 and May 14, 1998, and attached hereto as Exhibit 1.

            Dated:  March 29, 1999


					EMPIRE STATE BUILDING ASSOCIATES
						(Registrant)


					By /s/ Stanley Katzman
				  	   Stanley Katzman, Attorney-in-Fact

















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                                                                     EXHIBIT 1

                        EMPIRE STATE BUILDING ASSOCIATES

                                FILE NO. 0-827

                              POWER OF ATTORNEY

		We, the undersigned general partners of Empire
          State Building Associates ("Associates"), hereby severally constitute and appoint Stanley Katzman and Richard A. Shapiro and each of them, individually, our true and lawful attorneys with full power to them and each of them to sign for us, and in our names and in the capacities indicated below on behalf of Associates, any and all reports or other statements required to be filed with the Securities and Exchange Commission under Section 13 or 15(d) of the Securities

          Exchange Act of 1934.
          Signature               Title                 Date

        /s/Peter L. Malkin
           Peter L. Malkin        General Partner     August 6, 1996

        /s/Richard A. Shapiro
           Richard A. Shapiro     General Partner     May 14, 1998

        /s/Thomas N. Keltner, Jr.
           Thomas N. Keltner, Jr. General Partner     May 14, 1998














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        STATE OF NEW YORK       )
				: ss.:
        COUNTY OF NEW YORK      )

		On the 6th day of August, 1996 before me personally came PETER L. MALKIN, to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that he executed the same.

                                /s/Notary Public
                                   NOTARY PUBLIC

        STATE OF NEW YORK       )
				: ss.:
        COUNTY OF NEW YORK      )

		On the 14th day of May, 1998 before me personally came THOMAS N. KELTNER, JR. AND RICHARD A. SHAPIRO, to me known to be the individuals described in and who executed the foregoing instrument, and acknowledged that they executed the same.

                                /s/Notary Public
                                   NOTARY PUBLIC















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